SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8A

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section
8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

                  JNL Variable Fund LLC

Address of Principal Business Office:

                  225 West Wacker Drive, Suite 1200, Chicago, Illinois 60606

Telephone Number (including area code):

                  (312) 338-5801

Name and address of agent for service of process:

                  Thomas J. Meyer, Esq.
                  5901 Executive Drive
                  Lansing, Michigan  48911

Check appropriate box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
Yes XX    No   .
    --       --

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant, JNL Variable Fund LLC, has caused this notification of registration to be duly signed on its behalf, in the City of Lansing, and the State of Michigan, on this 30th day of November, 1998.

                  JNL Variable Fund LLC
                  ---------------------
                  (Name of Registrant)

(SEAL)

Attest:   /s/ Amy D. Eisenbeis             By:      /s/ Andrew B. Hopping
          --------------------                      ---------------------
          Amy D. Eisenbeis                          Andrew B. Hopping
                                                    Sole Managing Board Member